SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

     For the months of    May, June and July   , 2003         .

Carlton Communications Plc

(Translation of Registrant’s Name Into English)

25 Knightsbridge London SW1X 7RZ England

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

CONTENTS OF REPORT

Document

1.	Notice of Interim Results dated 08.05.03
2.	NED appointment — John McGrath dated 21.05.03
3.	Interim Results dated 21.05.03
4.	Appointment of John McGrath dated 21.05.03
5.	Holding in Company — Barclays PLC dated 23.06.03
6.	Holding in Company — Barclays dated 15.07.03
7.	Holding in Company — Putnam dated 15.07.03
8.	Holding in Company — Putnam dated 29.07.03

CARLTON COMMUNICATIONS PLC

Carlton Communications Plc expects to announce its interim results for the half year ended 31 March 2003 on 21 May 2003.

8 May 2003

Carlton Communications Plc 25 Knightsbridge, London SW1X 7RZ

Tel: 020 7663 6363 Fax: 020 7663 6300

www.carlton.com

21 May 2003

CARLTON COMMUNICATIONS APPOINTS NEW DIRECTOR

Carlton Communications Plc announced today that John McGrath is joining its Board with immediate effect as a non-executive director.

John, 64, has spent the last five and a half years with The Boots Company plc, where he was appointed a director in 1997 and became Chairman in August 2000.

Prior to this he was Group Chief Executive of Diageo until his retirement in 2000, and was Group Chief Executive of Grand Metropolitan, before GrandMet and Guinness merged in 1997 to form Diageo. He had previously held a number of senior positions at International Distillers and Vintners (IDV), GrandMet’s Spirit and wines business, including Managing Director, Chief Executive and Chairman.

Michael Green, Chairman of Carlton Communications, said:

“John understands brands. He has considerable experience of both UK and international business and is a significant addition to the Board.”

Further information:

Carlton Communications Plc	020 7663 6363	Peter Rushton

Carlton Communications Plc Interim Results for the six months ended 31 March 2003

News Release

INCREASED PROFITS FOR THE SIX MONTHS

HEADLINES

•	EBITA up 50% to £42 million (2002: £28 million)

•	ITV1 peak-time audience 5% ahead of BBC1

•	ITV2 a growing success story

•	Carlton’s share of total ITV advertising revenue up 1.2%

•	Cinema revenue up 15% to £37 million

•	Cost saving initiatives — £17 million in a full year

•	Net interest charges down to £6 million

•	Profit from continuing operations £26 million (2002: £3 million)

•	Cash and financial assets of £638 million

•	Reported earnings per share 3.0p (2002: loss of 27.3p)

•	Dividend per Ordinary share 2.0p (2002: 3.275p)

Michael Green, Chairman, said: “Our profits are significantly ahead of last year. We’ve improved the performance of ITV. We’ve reduced costs throughout the business. Our merger with Granada is on schedule.”

Further information: 020 7663 6363
Michael Green
Peter Rushton PRESS
Cliff Hide ANALYSTS

www.carlton.com  Pictures are available from www.newscast.co.uk

A conference call for analysts will be held at 3pm (BST) / 10 am (EST) today. To register for this, please contact Catherine Segrave at UBS Warburg on + 44 (0) 20 7568 1458.

Carlton Communications Plc 25 Knightsbridge, London SW1X 7RZ Tel 020-7663 6363 or 0700 4 CARLTON, Fax 020-7663 6300 www.carlton.com

CHAIRMAN’S STATEMENT

“Carlton increased earnings before interest, tax, amortisation and exceptional items by 50% to £42 million in the first half of this year. This was despite a 3% decrease in total turnover to £509 million. Carlton has focused on careful cost control across the group.

“Carlton’s share of total advertising revenue across ITV’s family of channels was up 1.2% in a period when we managed customer uncertainty caused by the Iraq War and continued softness in advertising demand. A combination of investment in programmes, a revitalised commissioning process and competitive scheduling helped ITV1 deliver a 32.4% average audience in peak-time in the first quarter of 2003, 5% ahead of BBC1.

“The schedule has delivered better commercial impacts at a lower cost than we forecast. Carlton is currently expecting its contribution to the cost of network programmes to reduce by at least £10 million to around £320 million in our full financial year.

“ITV2 continues to be a growing success story. The channel enjoyed the highest year-on-year growth in audience share of any UK channel in 2002. During our first half, ITV2 was the second most popular non-terrestrial channel across peak-time in multi-channel homes. In the fast-growing number of Freeview homes, ITV2 has been the top-rating non-terrestrial channel since October. Two weeks ago, ITV2, boosted by I’m a Celebrity Get Me Out Of Here, achieved more than 3% all-time viewing share, beating Sky One and all other non-terrestrial channels with its highest ratings since launch. ITV2 is becoming increasingly attractive to advertisers in terms of audience delivery and scale.

“Carlton Screen Advertising (CSA) — our market leading cinema advertising business — increased its turnover by 15% to £37 million (2002: £32 million). Blockbuster films such as Harry Potter and the Chamber of Secrets, Lord of the Rings: The Two Towers and the latest Bond film Die Another Day helped CSA sell out its complete inventory for the first time ever in December.

“Carlton International performed strongly in a generally subdued market using the largest English language film library outside Hollywood to good effect and adding to its top-rating television movies from Carlton America.”

“Carlton has achieved £6 million of savings in the first six months compared to last year. Staff totals have reduced by 84, and 129 redundancies from our studio, on-line and interactive operations have been announced and will occur in our second half. Further savings of around £6 million are anticipated in the second half, giving run-rate savings of £17 million a year.

“The proposed merger with Granada is currently with the Competition Commission which has outlined to us the issues raised by further consolidation of ITV and will present its report to the Government on 25 June. We believe the merger has clear benefits for shareholders, advertisers and viewers.

“The company is in a healthy financial position with cash and financial assets of £638 million and has declared an interim dividend of 2.0p (2002: 3.275p). Consistent with the proposed merger terms, this aligns Carlton’s dividend cost with Granada’s and provides a basis for progressive dividend growth. Reported earnings per share were 3.0p (2002: a loss of 27.3p).

“Carlton’s share of total ITV advertising revenue for the first nine months of our financial year is currently anticipated to be down around 1%, reflecting the World Cup revenue benefit last year in May and June. Management continues to achieve higher efficiency and reduce the cost base, concentrate on delivering value to advertisers in the form of commercial impacts and is working to strengthen ITV1, ITV2 and the ITV News Channel.

“I am delighted to announce that John McGrath, chairman of The Boots Company plc and former group chief executive of Diageo plc, has joined the Board as a non-executive director.”

Michael Green
Chairman

OPERATING REVIEW

OVERVIEW

Total turnover from continuing operations was £508.5 million (2002: £524.8 million) and total EBITA from continuing businesses before exceptional items was £42.1 million (2002: £28.1 million). Net interest charges were down to £5.6 million (2002: £8.5 million) due to lower effective interest rates. Profit from continuing operations before taxation was £26.4 million (2002: £2.8 million).

BROADCASTING

Turnover was £370.0 million (2002: £376.2 million) and Carlton’s ITV1 Net Advertising Revenue (NAR) was £334.0 million (2002: £333.8 million). The effect of the Iraq War on our business was less than many forecast with only a few customers deferring campaigns. Major sector advertisers included financial services, cosmetics and pharmaceuticals and supermarkets.

Last year we strengthened and streamlined the ITV management structure as well as increased investment in the programme schedule. We have produced a more competitive schedule at a lower cost than we had forecast and replaced some high-cost programming with additional news output around the war.

ITV2, 44% owned by Carlton, enjoyed the highest year-on-year growth in audience share of any UK channel in 2002. American Idol 2, Popstars: The Rivals Extra and Champions League have helped to deliver good demographics as well as a growing audience.

Carlton and Granada are consolidating ownership of the ITV News Channel which has seen its ratings more than double since it was re-launched in October last year and it played an important role in ITV’s highly regarded war coverage.

ITV’s family of three channels delivered an overall peak-time share of commercial audiences of 53% during our first six months.

CINEMA ADVERTISING

Carlton Screen Advertising’s revenue in the UK and the Republic of Ireland in the first six months increased by 15% helped by strong feature film releases in the Autumn including the latest Harry Potter, Lord of the Rings and Bond movies. Turnover was £37.3 million (2002: £32.4 million).

CSA won the National Amusements Cinemas contract from October 2002, pushing its share of cinema admissions in the UK to 63%. UK cinema admissions in 2002 were the highest for 30 years.

The second half of our financial year looks strong with Matrix Reloaded, Terminator 3, X2 and Charlie’s Angels 2 released this summer. Sponsorship and product promotions are growth areas for CSA.

We are also continuing to build our cinema advertising businesses in North America and Europe, using the commercial expertise which CSA has developed in the more mature UK market. The combined revenues of these 50% joint venture businesses is running at around £100 million per annum.

CONTENT

Carlton Content substantially improved its margins while turnover of £66.6 million was down (2002: £94.5 million).

Carlton International

Turnover for the first six months was £37.8 million (2002: £43.1 million). This fall was due to a high-volume, low-margin, third party distribution deal coming to an end.

Carlton International otherwise performed strongly with its substantial library showing the commercial longevity of its film and drama catalogue. Peak Practice is still a popular series internationally and is now playing on one of China’s major terrestrial stations, whilst Inspector Morse has been on US TV consistently for the last 10 years. Carlton has licensed four of the UK’s top five exported shows over the last five years.

Carlton America is one of the largest producers and distributors of TV movies in Hollywood. It continued to add to its portfolio of 180 TV movie titles and scored a major hit this year with its Rudy Giuliani film starring James Woods, which has also been acquired by ITV. The Thunderbirds film — licensed by Carlton — is in production for a 2004 theatrical release with major licensing and publishing initiatives.

Videos and DVDs of favourite films and dramas performed well for Carlton Visual Entertainment. The most recent releases of Inspector Morse and Sharpe box sets have produced retail sales of £2.5 million in just three months. DVD sales now accounts for more than 70% of Carlton Visual turnover.

Carlton Productions

Carlton Productions’ revenue was £28.8 million (2002: £51.4 million). Delays last year in ITV commissioning, particularly in drama, and the ending of The Big Breakfast contract were the major contributing factors to this reduction in turnover. However, full year revenue is currently expected to be at a similar level to last year.

Carlton has a strong slate of drama commissions, with £19 million being delivered in our second half including three major new series, comedy drama Fortysomething, a new medical series Sweet Medicine and a naval drama series Making Waves. Police drama The Vice returns in the summer and new one-off dramas include Margery and Gladys and Too Good To Be True.

By the end of 2003, Carlton Productions will also have delivered 270 hours of its RTS Award-winning daytime show Today with Des and Mel to ITV, a new situation comedy for BBC1 and a raft of programming for BSkyB, Channel 4, Five and PBS Network in America.

Financial Review

In the six months to 31 March 2003 total EBITA (profits before interest, tax, amortisation and exceptional items) rose by 50% to £42.1m (2002: £28.1m). Profit before tax from continuing operations rose to £26.4m from £2.8m in 2002.

Six months ended 31 March	2003	2002
	£m	£m

Continuing operations EBITDA (before exceptional operating items)	47.2	43.7
Depreciation	(10.1)	(11.0)

Group EBITA before exceptional operating items	37.1	32.7
Share of operating results of joint ventures and associates	2.7	(4.6)
Investment income	2.3	—

Total EBITA before exceptional operating items	42.1	28.1
Amortisation	(7.7)	(11.7)
Joint venture goodwill amortisation	(1.6)	(0.9)

	32.8	15.5
Exceptional operating items	(0.8)	(4.2)

Reported profit before interest and tax (EBIT) on continuing businesses	32.0	11.3
Net interest charges	(5.6)	(8.5)

Continuing operations profit before taxation	26.4	2.8

Discontinued operations
— operating loss	—	(101.7)
— exceptional profit/(loss) on sale/closure of businesses	10.6	(80.5)

Discontinued operations profit/(loss) before taxation	10.6	(182.2)

Total Group profit/(loss) before taxation	37.0	(179.4)

Profit analysis

Group EBITA before exceptional operating items was £37.1m, up 13% against 2002 (£32.7m). The changes in Group EBITA before exceptional operating items from 2002 to 2003 are reconciled in the table below:

Group EBITA	£m

Six months ended 31 March 2002	32.7
Year-on-year changes
Advertising revenue	0.2
Sponsorship income	(1.4)
PQR & licence fees	6.1
Network programme budget	(6.4)
Digital satellite transmission costs	(1.3)
Cost saving initiatives	5.8
Other net movements	1.4

Six months ended 31 March 2003	37.1

Share of operating results of joint ventures and associates	2.7
Investment income	2.3

Total EBITA before exceptional operating items	42.1

Carlton share of ITV1 NAR was £334.0m (2002: £333.8m). Total turnover (including share of joint ventures’ turnover) fell by £16.3m due to the scaling down and closure of non-core businesses and reduced Content turnover.

Carlton’s share of network schedule costs has increased by £6.4m since last year. In the second half these costs are expected to be lower than last year, with our share of total network budget being around £320m in the full financial year.

Payments to the Government for the Group’s wholly owned broadcasting licences continue to be a significant element of costs. In the six month period these payments totalled £47.6m before digital satellite transmission costs (2002: £53.7m) and were made up of cash bids of £14.2m (2002: £12.0m) and Percentage of Qualifying Revenue (“PQR”) payments of £33.4m (2002: £41.7m). PQR has been calculated after the effects of digital penetration, which has been calculated at an average of 40% (2002: 26%) in the period, reducing licence costs by £22.2m (2002: £14.4m).

Cost savings of £5.8m have been achieved in the period. Most of these savings relate to regional programming, transmission and network centre costs. There have also been significant savings in staff costs following the restructuring of various parts of the business.

Amortisation

Amortisation in 2002 included accelerated amortisation of £4.0m which was re-allocated to exceptional operating items in the full year results. Like-for-like amortisation charges are unchanged.

Exceptional items

Exceptional items relating to the period can be analysed as follows:

		Discontinued	Total
		- sale	exceptional
	Continuing	of businesses	items
	£m	£m	£m

Exceptional operating charges
Restructuring costs	(0.8)	—	(0.8)

	(0.8)	—	(0.8)

Exceptional income
Technicolor sale adjustments	—	10.6	10.6

	—	10.6	10.6

The majority of the Technicolor sale adjustments relate to the release of litigation provisions.

Joint ventures and associates

Joint ventures and associates generated profits before interest and amortisation of £2.7m (2002: £4.6m loss). Goodwill amortisation charge was £1.6m (2002: £0.9m).

The improved performance reflects the growth of ITV2 with Carlton’s share of losses reduced to £1.3m, down from £5.1m in 2002. The improved performance has been driven by increased advertising revenues. The two

Screenvision joint ventures generated profits of £1.8m (2002: £0.7m loss) from a share of turnover of £25.2m (2002: £7.9m).

Investment income

Investment income includes a declared £2.0m maiden dividend from the 15.5 million Thomson shares held.

Interest

Net interest charges were £5.6m (2002: £8.5m). The tables below show the constituent elements of the net interest charge and a reconciliation from the 2002 figure.

£m

Interest payable	(23.7)
Benefits from swaps	12.7
Interest receivable	8.8
Amortisation of fees and fx option costs	(3.4)

Net interest charge 2003	(5.6)

Net interest charge 2002	(8.5)
Lower effective interest rates	6.5
Higher interest bearing balances	(2.4)
Other	(1.2)

Net interest charge 2003	(5.6)

Earnings per share

	Six months	Six months
	to 31 March 2003	to 31 March 2002
Basic earnings per share	pence	pence

Continuing operations — pre-exceptionals	1.6	(0.6)
Exceptional operating items after tax	(0.1)	(0.5)

Continuing operations — post-exceptionals	1.5	(1.1)
Discontinued operations	1.5	(26.2)

Reported earnings per share	3.0	(27.3)

	Six months	Six months
	to 31 March	to 31 March
	2003	2002
Basic earnings per share	pence	pence

Continuing operations — pre-exceptionals (as above)	1.6	(0.6)
Amortisation	1.4	1.9

Continuing operations pre-exceptionals and amortisation	3.0	1.3

Details of the earnings upon which the above calculations are based are in Note 3. Diluted reported earnings per share figures are the same as those above.

Cash flow

Cash inflow from operating activities was £46.0m (2002: £174.8m). This includes the proceeds from the redemption of Thomson loan notes (£32.6m). There was a £33.0m increase in working capital due to payment of year end accruals, including those of closed businesses, and increased work in progress in Carlton Productions.

Payments of £21.0m relating to the closure of ITV Digital and ITV Sport Channel were made in the period, bringing Carlton’s share of total closure costs to date to £38.4m.

Balance sheet

Net assets at 31 March 2003 were £441.7m, an increase of £8.2m since 1 October 2002. Fixed asset investments include Thomson shares at a carrying value of £440.7m. All Thomson loan notes have now been sold or have matured. Loan notes with a book value of £35.0m matured in the period. Net debt is analysed in the table below:

			Carrying	Market	Market
			value	value	value
	31 March		31 March	31 March	16 May
	2003		2003	2003	2003
Analysis of net debt	£m	Thomson assets	£m	£m	£m

Net cash	476.4	15.5 million shares	440.7	110.0	149.2
Credit linked notes	45.0
Loans — long term	(986.1)
Finance leases	(32.4)

			Carrying	Market	Market
			value	value	value
	31 March		31 March	31 March	16 May
	2003		2003	2003	2003
Analysis of net debt	£m	Thomson assets	£m	£m	£m

Statutory net debt	(497.1)		440.7	110.0	149.2

Hedged exchange movements	26.2	Thomson share price	Euro 41.2	Euro 10.3	Euro 13.6

Adjusted net debt	(470.9)

Market value of Thomson shares	110.0

Effective net debt	(360.9)

Since 1 October 2002, the strengthening of the euro against sterling has increased the book value of both the exchangeable liability and the Thomson shares held as fixed asset investments by £39.3m. The increased liability has a direct effect on the calculation of statutory net debt. The adjustment in the table above shows the corresponding value of the currency option (£26.2m) purchased to hedge differences that may arise on the maturity of the euro-denominated exchangeable bond, giving a more meaningful measure of net debt for comparative purposes.

Adjusted net debt has increased by £11.0m since 1 October 2002. The increase is reconciled below:

£m

Reported net debt at 30 September 2002	(459.9)
Net cash flow	(76.5)
Credit linked notes	45.0
Long-term loans (excluding exchange differences)	35.0
Finance leases	(0.7)

(457.1)
Exchange differences on long-term loans	(40.0)
Hedged exchange movements	26.2

Adjusted net debt at 31 March 2003	(470.9)

Effective net debt adjusted to reflect the market value of Thomson shares at 16 May, the latest practical date before publication of these results (£149.2m) was £321.7m.

Unaudited consolidated profit and loss account

Six months ended 31 March 2003

		Continuing	Discontinued
		operations	operations	Total
	Note	£m	£m	£m

Turnover		508.5	—	508.5
Less: share of joint ventures’		(34.6)	—	(34.6)

Group turnover		473.9	—	473.9

Operating costs before exceptionals		(444.5)	—	(444.5)
Exceptional operating items		(0.8)	—	(0.8)

Total operating costs		(445.3)	—	(445.3)

Group operating profit		28.6	—	28.6
Share of operating results of joint ventures		2.1	—	2.1
Joint ventures’ goodwill amortisation		(1.6)	—	(1.6)
Share of operating results of associated companies		0.6	—	0.6
Investment income		2.3	—	2.3

		32.0	—	32.0
Profit on sale of businesses		—	10.6	10.6
Loss on termination of businesses		—	—	—

Profit on ordinary activities before interest		32.0	10.6	42.6
Net interest payable		(5.6)	—	(5.6)

Profit on ordinary activities before taxation		26.4	10.6	37.0
Taxation	1	(11.2)	(0.2)	(11.4)

Profit on ordinary activities after taxation		15.2	10.4	25.6
Dividends equity and non-equity	2	(18.7)	—	(18.7)

Retained profit/(loss)		(3.5)	10.4	6.9

Unaudited prior period consolidated profit and loss account

Six months ended 31 March 2002

		Continuing	Discontinued
		operations	operations	Total
	Note	£m	£m	£m

Turnover		524.8	61.0	585.8
Less: share of joint ventures’		(21.7)	(61.0)	(82.7)

Group turnover		503.1	—	503.1

Operating costs before exceptionals		(482.1)	—	(482.1)
Exceptional operating items		(4.2)		(4.2)

Total operating costs		(486.3)	—	(486.3)

Group operating profit		16.8	—	16.8
Share of operating results of joint ventures		—	(99.1)	(99.1)
Joint ventures’ goodwill amortisation		(0.9)	—	(0.9)

		Continuing	Discontinued
		operations	operations	Total
	Note	£m	£m	£m

Share of operating results of associated companies		(4.6)	(2.6)	(7.2)

		11.3	(101.7)	(90.4)
Profit on sale of businesses		—	18.5	18.5
Loss on termination of businesses		—	(99.0)	(99.0)

Profit/(loss) on ordinary activities before interest		11.3	(182.2)	(170.9)
Net interest payable		(8.5)	—	(8.5)

Profit/(loss) on ordinary activities before taxation		2.8	(182.2)	(179.4)
Taxation	1	(4.7)	6.1	1.4

Loss on ordinary activities after taxation		(1.9)	(176.1)	(178.0)
Dividends equity and non-equity	2	(27.3)	—	(27.3)

Retained loss		(29.2)	(176.1)	(205.3)

Unaudited consolidated balance sheet

	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Fixed Assets
Intangible assets	313.3	329.4	319.5
Tangible assets	106.5	114.3	110.3
Investments in joint ventures:
Share of gross assets	50.1	18.0	46.3
Share of gross liabilities	(53.4)	(14.6)	(43.9)
Loans to joint ventures	28.6	0.5	18.9
Goodwill	62.8	35.7	58.2

	88.1	39.6	79.5
Investments in associated undertakings	8.9	1.9	6.1
Other investments	449.2	422.3	409.9
Total fixed asset investments (note 4)	546.2	463.8	495.5

	966.0	907.5	925.3
Current Assets
Stocks	6.2	5.0	6.3
Programme and film rights	169.8	184.0	178.5
Debtors: amounts falling due within one year	165.6	201.9	170.3
Debtors: amounts falling after more than one year	22.1	12.9	17.6
Investments	51.5	40.5	40.6
Cash and other liquid funds	476.4	695.0	552.9

	891.6	1,139.3	966.2
Creditors: amounts falling due within one year (note 5)	(342.9)	(470.8)	(401.6)

Net current assets	548.7	668.5	564.6
Total assets less current liabilities	1,514.7	1,576.0	1,489.9

	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Creditors: amounts falling due after more than one year
Loans	895.2	913.3	854.8
Convertible debt	90.9	100.9	91.3
Finance lease creditors	32.4	33.1	31.7
Other creditors	27.5	9.9	30.5

	1,046.0	1,057.2	1,008.3
Provisions for liabilities and charges	27.0	66.2	48.1

Net assets	441.7	452.6	433.5

Capital and reserves
Called up share capital	41.8	41.8	41.8
Share premium	151.4	151.4	151.4
Other reserves	16.9	17.1	17.1
Profit and loss account	231.6	242.3	223.2

Shareholders’ funds	441.7	452.6	433.5

Unaudited statement of cash flows

	Six months to	Six months to	Year to
	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Operational cash flows
Operating profit	28.6	16.8	58.0
Depreciation and amortisation	17.8	22.7	42.4
Movement in working capital	(33.0)	(39.1)	(11.6)
Sale of current asset investments	32.6	173.4	179.0
Non-cash fixed asset impairment	—	1.0	1.8
Profit on sale of fixed assets	—	—	(0.2)

Cash flow from operating activities	46.0	174.8	269.4

Dividends received from joint ventures and associated undertakings	1.1	—	0.8

Returns on investments and servicing of finance
Interest received	33.2	20.2	43.4
Interest paid	(22.1)	(31.5)	(61.4)
Preference dividends paid	(5.3)	(5.3)	(10.5)

	5.8	(16.6)	(28.5)
Taxation	(7.4)	—	4.2

Capital expenditure and financial investment
Purchase of tangible fixed assets	(6.6)	(4.6)	(11.7)
Purchase of intangible assets	(2.0)	(0.7)	(0.2)
ITV Digital/ITV Sport Channel closure costs	(21.0)	—	—
Disposal of intangible and tangible fixed assets	0.2	0.2	0.9
Payments to ITV Digital/ITV Sport Channel	—	(73.0)	(96.8)

	Six months to	Six months to	Year to
	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Other net investments	(13.0)	(6.5)	(18.4)

	(42.4)	(84.6)	(126.2)
Cash inflow before acquisitions, management of liquid resources and financing	3.1	73.6	119.7

Acquisitions and disposals	(0.3)	28.5	(7.8)

Equity dividends paid	—	—	(55.5)

Management of liquid resources	(45.0)	—	—

Financing
Share issues	—	—	—
Net change in long-term funding	(34.3)	361.6	266.3

	(34.3)	361.6	266.3

(Decrease)/increase in cash in the period	(76.5)	463.7	322.7

Unaudited reconciliation of net cash flow to movements in net debt

	Six months to	Six months to	Year to
	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

(Decrease)/increase in cash in the period	(76.5)	463.7	322.7
Cash outflow/(inflow) from decrease/(increase) in debt	34.3	(361.6)	(269.6)
Cash outflow from increase in liquid financial instruments	45.0	—	—

Change in net debt resulting from cash flows	2.8	102.1	53.1
Exchange differences and non-cash movements	(40.0)	(3.9)	(6.4)

Movement in net debt in the period	(37.2)	98.2	46.7
Opening net debt	(459.9)	(506.6)	(506.6)

Closing net debt	(497.1)	(408.4)	(459.9)

			Exchange and
	At 1 October		non-cash	At 31 March
	2002	Cash flows	movements	2003
Analysis of net debt	£m	£m	£m	£m

Cash at bank and in hand	552.9	(76.5)	—	476.4
Liquid financial instruments	—	45.0	—	45.0
Loans due within one year	(35.0)	35.0	—	—
Loans due after more than one year	(854.8)	—	(40.4)	(895.2)
Convertible debt	(91.3)	—	0.4	(90.9)
Finance lease creditors	(31.7)	(0.7)	—	(32.4)

Statutory net debt	(459.9)	2.8	(40.0)	(497.1)

Hedged exchange differences	—	—	26.2	26.2

Adjusted net debt	(459.9)	2.8	(13.8)	(470.9)

Carlton has purchased credit linked notes totalling £45.0m from an “AA” rated bank. The notes earn a return of libor plus 1.5% and mature prior to the year end. Carlton will receive the full nominal value of the notes at maturity provided that there has been no credit event (effectively default) on its borrowings.

Unaudited reconciliation of movements in shareholders’ funds

	Six months to	Six months to	Year to
	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Profit/(loss) for the period	25.6	(178.0)	(156.0)
Ordinary and preference dividends	(18.7)	(27.3)	(66.0)
Exchange differences on foreign currency net investments	1.5	(5.0)	(7.3)
New share capital issued	—	0.7	0.7
Other reserve movements	(0.2)	(1.5)	(1.6)

Net increase/(decrease) in shareholders’ funds	8.2	(211.1)	(230.2)
Shareholders’ funds at beginning of the period	433.5	663.7	663.7

Shareholders’ funds at the end of the period	441.7	452.6	433.5

Unaudited attributable shareholders’ funds

	Six months to	Six months to	Year to
	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Equity shareholders’ funds (before goodwill)	1,212.8	1,223.7	1,207.5
Cumulative goodwill written off directly to reserves	(934.7)	(934.7)	(937.6)

Equity shareholders’ funds	278.1	289.0	269.9
Non-equity shareholders’ funds	163.6	163.6	163.6

Total shareholders’ funds	441.7	452.6	433.5

Unaudited statement of total recognised gains and losses

	Six months to	Six months to	Year to
	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Profit/(loss) for the period	25.6	(178.0)	(156.0)
Exchange differences on foreign currency net investments	1.5	(5.0)	(7.3)

Total recognised gains and losses	27.1	(183.0)	(163.3)

(1)	Tax

Based on the estimated tax rate for the full year, before any adjustments in respect of taxation for prior years, taxation on profits from continuing operations before exceptional operating items and amortisation is calculated at approximately 31%. Tax relief of £0.2m is attributed to the exceptional operating items in continuing operations. This results in a tax charge on continuing operations of £11.2m. Tax of £0.2m is attributed to the exceptional credits included in discontinued operations which largely relate to the release of litigation provisions in respect of the sale of Technicolor in 2001. Included in taxation is overseas taxation of £0.5m.

(2)	Dividends

The interim dividend of 2.0p per share will be paid on 15 August 2003 to holders of Ordinary shares on the register at the close of business on 4 July 2003.

(3)	Earnings per share

The reconciliation of earnings used in the calculation of earnings per share is set out below:

	Six months ended		Six months ended
	31 March 2003		31 March 2002

	Earnings	Pence	Earnings	Pence
	£m	per share	£m	per share

Reconciliation of earnings
Continuing pre-tax profits	26.4		2.8
Tax	(11.2)		(4.7)
Exceptional operating items	0.8		4.2
Tax on exceptional operating items	(0.2)		(1.2)
Preference dividend	(5.3)		(5.3)

Continuing operations — pre-exceptionals	10.5	1.6	(4.2)	(0.6)
Exceptional operating items after tax	(0.6)	(0.1)	(3.0)	(0.5)

	Six months ended		Six months ended
	31 March 2003		31 March 2002

	Earnings	Pence	Earnings	Pence
	£m	per share	£m	per share

Continuing operations — post-exceptionals	9.9	1.5	(7.2)	(1.1)
Discontinued operations	10.4	1.5	(176.1)	(26.2)

Basic earnings	20.3	3.0	(183.3)	(27.3)

Continuing operations — pre-exceptionals	10.5	1.6	(4.2)	(0.6)
Exceptional operating items after tax	(0.6)	(0.1)	(3.0)	(0.5)

Continuing operations — post-exceptionals	9.9	1.5	(7.2)	(1.1)
Discontinued operations	10.4	1.5	(176.1)	(26.2)

Diluted earnings	20.3	3.0	(183.3)	(27.3)

Reconciliation of earnings
Continuing operations — pre-exceptionals (as above)	10.5	1.6	(4.2)	(0.6)
Amortisation	9.3	1.4	12.6	1.9

Continuing operations — pre-exceptionals and amortisation	19.8	3.0	8.4	1.3

(4)	Fixed asset investments

£m

At 30 September 2002	495.5
Loans advanced to joint ventures and associates	10.9
Revaluation of Thomson shares	39.3
Other	0.5

At 31 March 2003	546.2

(5)	Creditors: amounts falling due within one year

	31 March	31 March	30 September
	2003	2002	2002
	£m	£m	£m

Creditors	203.4	273.8	244.6
Short term borrowings	—	56.1	35.0
Dividends payable	47.0	55.6	33.5
Taxation	92.5	85.3	88.5

	342.9	470.8	401.6

The financial information set out in this announcement does not constitute the Company’s statutory accounts. Statutory accounts for 2002, which received an auditors’ report that was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information and explanations, have been filed with the Registrar of Companies.

The interim report is expected to be posted to all shareholders by 16 June 2003. The full text of the interim statement is available on www.carlton.com.

INDEPENDENT REVIEW REPORT TO CARLTON COMMUNICATIONS PLC

INTRODUCTION

We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders funds and the related notes. We have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

DIRECTORS’ RESPONSIBILITIES

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

REVIEW WORK PERFORMED

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

REVIEW CONCLUSION

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
21 May 2003

This document is not an offer of securities for sale in the United States. The securities referred to herein have not been, and are not intended to be, registered under the United States Securities Act of 1933. Accordingly, such securities may not be offered, sold or delivered, directly or indirectly, in or into the United States except pursuant to an exception from the applicable registration requirements of the United States Securities Act of 1933.

FORWARD LOOKING STATEMENTS LEGEND:

DISCLOSURE NOTICE: The information contained in this press release is as of May 21, 2003. Carlton assumes no obligation to update any forward-looking statements contained in this press release as a result of new information or future events or developments.

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Carlton is providing the following cautionary statement: This document contains certain statements that are or may be forward-looking with respect to Carlton’s financial condition, results of operations and business, including viewing figures, advertising revenues, expected full year revenues and cost savings, contributions to ITV’s program investment, investment in new programs and films, as well as the state of the order book for Carlton’s programs and films. This document also contains certain statements that are or may be forward-looking with respect to the merger timetable and regulatory clearance of the proposed merger between Carlton and Granada as well as the expected benefits from the merger. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, statements made elsewhere in the press release, as well as (i) difficulties in obtaining regulatory clearance for the proposed merger between Carlton and Granada, (ii) the ability of Carlton and Granada to integrate their businesses, achieve cost savings and realise other synergies, (iii) adverse changes in tax laws and regulations, (iv) the risks associated with the introduction of new products or services, (v) pricing, product and program initiatives of competitors, including increased competition of programs such as major sporting events, (vi) changes in technology or consumer demand, (vii) the termination or delay of key contracts and (viii) fluctuations in exchange rates. A further description of certain of these risks, uncertainties and other matters can be found in Item 3.B, “Key Information — Risk Factors” included in Carlton’s Annual Report on Form 20-F for the fiscal year ended September 30, 2002, filed with the United States Securities and Exchange Commission (Commission file number: 0-15252).

Appointment of John McGrath

Pursuant to the announcement made earlier today relating to John McGrath’s appointment as a non-executive Director of Carlton Communications Plc and the obligations imposed under paragraph 16.4 of the Listing Rules, we confirm:

1.	Current Directorships in listed companies:

Mr McGrath is currently a director of The Boots Company plc

2.	Past directorships of listed companies during the past 5 years

Diageo plc

Total Language Solutions PLC

3.	There is no information to be disclosed in respect of Mr McGrath under paragraph 6.F.2 (b) to (g) of the Listing Rules

END

CARLTON COMMUNICATIONS PLC

The Company received notification from Barclays PLC on 20 June 2003 that, as at 17 June 2003, it was interested in 20,571,357 Carlton ordinary shares.

23 June 2003

CARLTON COMMUNICATIONS PLC

The Company received notification on 14 July 2003 from Barclays PLC that as of 9 July 2003 it ceased to have a notifiable interest in Carlton’s Ordinary shares.

15 July 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 15 July 2003 that, as at 11 July 2003, their clients held beneficial interests in 32,963,063 Carlton Ordinary shares.

15 July 2003

CARLTON COMMUNICATIONS PLC

The Company received notification from Putnam Investment Management, LLC and The Putnam Advisory Company, LLC on 29 July 2003 that, as at 25 July 2003, their clients held beneficial interests in 33,699,787 Carlton Ordinary shares.

29 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLTON COMMUNICATIONS Plc

Date: 31 July, 2003	/S/ David Abdoo
Name: David Abdoo Title: Company Secretary